Catapult Advisors LLC

Notes to the Financial Statements

December 31, 2015

1. **Organization**

   Catapult Advisors LLC (the "Company") was organized as a limited liability company in the State of Delaware on July 16, 2001 and was accepted as a member of Financial Industry Regulatory Authority (FINRA) on November 28, 2001. The Company engages in mergers and acquisition advisory services and capital raising services on a fee basis.

2. **Significant Accounting Policies**

   ### Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

   ### Accounts Receivable
   The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely.

   ### Furniture and Equipment
   Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

   ### Investment Banking Fees
   Investment banking revenues are earned from providing private placement and merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

   ### Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   ### Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

   ### Income Taxes
   The Company, a limited liability company, has elected to be taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800 and a California LLC fee based on gross income. The Company is no longer subject to examinations by major tax jurisdictions for years before 2011.

Catapult Advisors LLC

Notes to the Financial Statements

December 31, 2015

3. **Fair Value Measurements**

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3   Unobservable inputs for the asset or liability.

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable
The carrying amounts approximate fair value because of the short maturity of these instruments.

Investment in Securities
Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using a revenue analysis that incorporates current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Catapult Advisors LLC

Notes to the Financial Statements

December 31, 2015

3. **Fair Value Measurements (continued)**

   Investment in Securities (continued)

   At December 31, 2015, the fair value of the preferred stock is based in part on pricing information obtained from an independent pricing vendor. The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use. The inputs and assumptions to the pricing vendors' models are derived from market observable sources including: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market-related data. Pricing vendors may provide valuations that are based on significant unobservable inputs, and in those circumstances such investments securities are classified in Level 3. Therefore, the Company has included the preferred security in Level 3.

   Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis
   The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Preferred stock	$ -	$ -	$ 16,601	$ 16,601
Money Market fund	734,975	-	-	734,975
Total assets at fair value	$ 734,975	$ -	$ 16,601	$ 751,576

   Changes in instruments for the year ended December 31, 2015
   The table below summarizes the activity for equity securities measured at fair value on a recurring basis for the year ended December 31, 2015:

	Level 3	Total Equity Securities
Balance at December 31, 2014	$17,815	$17,815
Unrealized gains or losses	(1,214)	(1,214)
Total assets at fair value December 31, 2015	$ 16,601	$16,601

4. **Net Capital Requirements**

   The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's net capital was $848,834 which exceeded the requirement by $829,312.

Catapult Advisors LLC

Notes to the Financial Statements

December 31, 2015

5. Lease Obligation

The Company rents office space in San Francisco, California under an operating lease. In 2011, the Company extended its lease for office space in San Francisco, California for an additional 5-year term which expires on August 31, 2016. Future minimum lease payments under the lease are:

Year	Amount
2016	76,028
Total	$76,028

6. Risk Concentration

At various times during the year, the Company's cash in bank balances exceeded the FDIC insured limit. At December 31, 2015, the Company held deposits at a financial institution which were in excess of applicable federal insurance limits by $171,949.

Due to the nature of the private placement and merger and acquisition business, 76% of the Company's revenue during the year was generated from two customers.

7. Members

The Company has two classes of members, Class A and Class B. Both classes are entitled to share in the Company's net income and net loss in accordance with that member's percentage interest and have specified consent, approval and voting rights. Class A members are outside investors while Class B members are employed or formerly employed by the Company. On September 30, 2015, the Company's Class B Members entered into a phantom equity agreement, whereby one of the members would receive a greater percentage of the Company's Class B's profits and losses than he would otherwise be entitled to, for the years 2015 and 2016. Actual equity ownership is unaffected by this agreement.

8. Subsequent Events

The Company has evaluated subsequent events through February 4, 2016, the date which the financial statements were issued.